OWENS REALTY MORTGAGE, INC. FILES DEFINITIVE PROXY STATEMENT AND SENDS LETTER TO STOCKHOLDERS

WALNUT CREEK, Calif., June 8, 2018 -- Owens Realty Mortgage, Inc. (NYSE American: ORM) (the "Company") today announced that it has filed with the Securities and Exchange Commission (the "SEC") its definitive proxy materials in connection with the Company's 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting") and is mailing the definitive proxy materials to its stockholders. The Company's stockholders of record as of the close of business on May 31, 2018, will be entitled to vote at the 2018 Annual Meeting, which will be held at 10:00 a.m. Pacific Daylight Time, on July 16, 2018.

The Company's board of directors (the "Board") also sent a letter to stockholders urging them to vote on the WHITE proxy card "FOR" the Company's highly qualified slate of nominees:

The full copy of the letter can be found below.
VOTE FOR ALL OF OWENS REALTY MORTGAGE'S HIGHLY QUALIFIED DIRECTOR NOMINEES ON THE WHITE PROXY CARD TODAY

June 8, 2018

Dear Fellow Stockholders:

The 2018 Annual Meeting of Stockholders will be held on Monday, July 16, 2018.  At this year's annual meeting, you will be asked to make a critical decision regarding the future of Owens Realty Mortgage.  As you may know, Eric Hovde, Financial Institution Partners III, LP, Opal Advisors and certain of their affiliates (collectively, the "Hovde Group") have threatened to replace two of the Company's highly experienced incumbent directors – Bryan Draper (who is also our CEO) and James Kessler.  The Hovde Group's only articulated plan, after ousting our CEO from the Board, is to deploy a strategy that will be tantamount to forcing a liquidation of the Company, primarily to permit the Hovde Group to exit its investment in the Company as soon as possible.  This "short-term" plan will eliminate the possibility for all stockholders to realize the long-term value of their investments.  Our Board believes pursing our business plan will yield a more attractive long-term value for stockholders than pursuing a short-term liquidation.

The Hovde Group's plan will also derail the substantial progress the Board and management team (led by our CEO, Mr. Draper) continues to make in executing our strategic plan.  In fact, since the Company's public listing as a REIT in 2013 through May 9, 2018 (the date of the first public filing by the Hovde Group), our strategic plan has achieved an 87.0% total stockholder return.  Over the same period, the median of the Company's peers fell by 6.0%.  The Company's outperformance of its peers highlights the execution of our strategic plan.

ORM Outperformed Peers and REIT Index Since Public Listing
1.5
1.2
0.9
0.6
0.3
0
-0.3
-0.6
7/1/13
7/1/14
7/1/15
7/1/16
7/1/17
ORM TSR
Peer Median
SNL US REIT INDEX

Company Peers: Arbor Realty Trust, Ares Commercial Real Estate Corp., Ladder Capital Corp., Sutherland Asset Management, iStar Inc.

We urge you to protect the value of your investment by voting today by telephone, by internet, or by signing, dating and returning the enclosed WHITE proxy card "FOR" BOTH of Owens' highly qualified director nominees – Bryan Draper and James Kessler.

In addition to continuing to deliver substantial returns to stockholders, your Board has executed on other aspects of its strategic plan, which we believe will maximize the value of your investment in the Company.  A key component of our strategy requires us to dispose of our real estate assets in a tax efficient manner in accordance with REIT tax rules.  These rules limit us to sell these assets over the next couple of years.  As we continue to dispose of real estate according to these rules and to maximize the price received upon such sales, we remain focused on reallocating the capital from sale proceeds to our commercial loan portfolio.

Your Board's commitment also remains steadfast to returning significant value to stockholders in the form of share buybacks and dividends.  Since our public listing in 2013, we have repurchased approximately $36.2 million of stock, including commissions and fees, representing approximately 2.2 million shares, or nearly 20% of the shares outstanding when our common stock was first listed.  We are committed to continuing the repurchase of shares through the plan which had a balance of $8.2 million as of April 30, 2018.  Moreover, the Company has increased the dividend to stockholders from $0.10 per share in Q4 2017 to $0.16 per share in Q1 2018, and a further increase to $0.20 per share for Q2 2018, representing a 100% increase from the fourth quarter 2017.  By implementing these strategies, your Board continues to make progress in narrowing the gap between stock price and stockholders' equity.  In particular, this gap has closed by approximately $3 in the past several months alone.

Repurchasing shares.

REPURCHASED

~$36.2MM

OF STOCK

REPRESENTING

~ 2.2MM

SHARES

SINCE PUBLIC LISTING

COMMITTED TO REPURCHASING AN ADDITIONAL

$8.2MM OF STOCK THROUGH STOCK REPURCHASE PLAN

Paying dividends.

PAID

$1.64

IN DIVIDENDS PER SHARE SINCE PUBLIC LISTING

Increasing the dividend.

100% ↑
$0.10 PER SHARE
$0.16 PER SHARE
$0.20 PER SHARE
Q4 2017
Q1 2018
Q2 2018

Reducing costs.

$210k ↓

MANAGEMENT FEES DECREASED

~$948k
Q1 2017

~$737k
Q1 2018

We remain committed to extensive engagement with stockholders and to incorporating their valuable feedback.  As previously disclosed, the Board and management, through the Compensation Committee consisting completely of independent directors, and Owens Financial Group, the Company's manager (the "Manager"), reached an agreement to amend the Manager's compensation structure, including making permanent the recent interim management fee adjustment along with an additional adjustment that will decrease the fee when stockholders' equity exceeds $300 million, payment to the Company of 30% of all loan fees and late payment charges paid to the Manager in connection with its mortgage lending activities for the Company, with the exception of certain administrative fees, and the elimination of servicing fees and certain reimbursable expenses.

Along with the changes to the structure of the Company's external management agreements, we continue to implement a host of corporate governance enhancements that were set in motion in early 2017.  This includes, among others, an ongoing search process to identify a female director candidate, involving input from stockholders.  Your Board also recently approved policies with respect to Board diversity, majority voting with respect to uncontested director elections, director and officer stock ownership/retention guidelines, and anti-hedging and anti-pledging policies. Finally, Bill Owens stepped down as Chairman and assumed the role of executive Chairman Emeritus.  Your former lead independent director, Dennis Schmal, now serves as independent Chairman of your Board.

It should be noted that, while continuing to implement our strategic plan and make changes to our management structure and corporate governance enhancements, your Board and management team have remained significant stockholders of the Company owning a combined 4.43% of outstanding shares.  In fact, out of the 11 open trading windows since the Company's listing on July 1, 2013, Section 16 insiders purchased the Company's stock in 8 of these windows. Together, it is the Board's strong belief that these actions align the Board's and management's interests with all stockholders, positioning the Company to maximize long-term value.

We have for quite some time maintained a constructive dialogue with the Hovde Group, as we enjoy with many of our stockholders.  In fact, the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee"), consisting entirely of independent directors, completed extensive interviews and background checks of the Hovde Group's candidates.  At the end of this process, the Nominating Committee and the full Board concluded that adding the Hovde Group candidates to the Board would not be in the best interests of the Company and its stockholders.  This is particularly the case because, as explained to the Hovde Group, we had concerns about its nominees' intentions to carry out the Hovde Group's strategy of effectively forcing a liquidation of the Company.  In an effort to avoid a costly and distracting proxy fight, we made the Hovde Group very reasonable settlement proposals in April and May.

We were disappointed that the Hovde Group rejected these settlement proposals, but have indicated that we nonetheless remain committed to constructively engaging with them.   Your Board remains deeply concerned that the Hovde Group's proposals will lead to a premature liquidation of the Company that will cause irreversible damage to the long-term value of your investments.  If elected, the Hovde Group's nominees will also be replacing Mr. Draper's Board seat, eliminating the primary link between your Board and the Company's management team.

As a stockholder, you have the ability to protect your investment by voting for our highly qualified nominees – Mr. Draper (also the Company's CEO) and Mr. Kessler.  Mr. Draper's extensive experience in the commercial mortgage financing and real estate industries, including REO dispositions, credit facilities, and risk oversight, along with his CPA certification and accounting and financial expertise make him well qualified to serve as a director of the Company.  Likewise, Mr. Kessler's extensive experience in real estate investment, development, business operations and management industries, including his positions in two publicly traded REITs, strengthens our Board's collective qualifications, skills, experience and viewpoints.  Mr. Draper and Mr. Kessler bring decades of industry-specific credentials that contribute greatly to the composition of your Board, the ongoing success of the Company and the long-term value of your investment.

We are extremely honored to serve on behalf of you, our stockholders. Your Board and management team are committed to constructive engagement with our stockholders and maximizing the value of your investment.

On behalf of the Board, thank you for your continued support.

 Very truly yours,

The Owens Realty Mortgage Board

About Owens Realty Mortgage, Inc.
Owens Realty Mortgage, Inc., a Maryland corporation, is a specialty finance mortgage company organized to qualify as a real estate investment trust ("REIT") that focuses on the origination, investment, and management of commercial real estate mortgage loans. We provide customized, short-term acquisition and transition capital to small balance and middle-market investors that require speed and flexibility. Our primary objective is to provide investors with attractive current income and long-term stockholder value. Owens Realty Mortgage, Inc., is headquartered in Walnut Creek, California, and is externally managed and advised by Owens Financial Group, Inc.

Additional information can be found on the Company's website at www.owensmortgage.com.
Forward Looking  Statements
 This press release may contain "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements about the Company's plans, strategies, prospects, and anticipated events, including the transactions or other items discussed in this Current Report, are based on current information, estimates, and projections; they are subject to risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ from expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "target," "assume," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statement to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Additional information concerning these and other risk factors is contained in the Company's most recent filings with the Securities and Exchange Commission including those appearing under the heading "Item 1A. Risk Factors" in the Company's most recent Annual Report on Form 10-K and each subsequent Quarterly Report on Form 10-Q. All subsequent written and oral forward-looking statements concerning the Company or matters attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.

Important Additional Information
The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company's stockholders in connection with matters to be considered at the Company's 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting"). The Company has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with its solicitation of proxies from the Company's stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the identities of the Company's directors and executive officers, and their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement and other materials filed with the SEC in connection with the 2018 Annual Meeting. Stockholders can obtain the proxy statement, any amendments or supplements to the proxy statement, and any other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. These documents are also available at no charge in the "SEC Filings & Reports" section of the Company's website at www.owensmortgage.com.